UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

AmCOMP Incorporated
___________________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
___________________________________________
(Title of Class and Securities)

02342J101
___________________________________________
(CUSIP Number of Class of Securities)

Lenard T. Ormsby
Employers Holdings, Inc.
9790 Gateway Drive
Reno, NV 89521-5906
(775) 327-2754

Copies to:
Robert J. Sullivan
David C. Ingles
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
(212) 735-3000
___________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 10, 2008
_________________________________________
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292218104	13D
(1) NAMES OF REPORTING PERSONS: Employers Holdings, Inc.	I.R.S. IDENTIFICATION NOS.: 04-3850065
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
(3) SEC USE ONLY:
(4) SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,627,094 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,627,094 shares
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 17.2%
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Note: All shares identified above are shares of the Issuer's common shares, and the percentage in Row 13 above relates to such common shares.

Item 1.	Security and Issuer

The securities to which this statement on Schedule 13D (the "Statement") relates are the common shares, par value $0.01 per share (the "Common Shares"), of AmCOMP Incorporated, a Delaware corporation (the "Issuer"), with principal executive offices at 701 U.S. Highway One, Suite 200, North Palm Beach, FL 33408.

Item 2.	Identity and Background

(a)  NAME

This Statement is filed by Employers Holdings, Inc., a Nevada corporation (the "Reporting Person").
Attached as Schedule A is a list of the Reporting Person's directors and executive officers.

(b)  RESIDENCE

The address of the principal business and principal office of the Reporting Person and its executive officers is 9790 Gateway Drive, Reno, NV 89521-5906.

(c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The Reporting Person is a holding company whose principal operating subsidiaries are specialty providers of workers' compensation insurance.  The principal occupation of each of its executive officers is to act in the capacity listed on Schedule A.

(d)  CRIMINAL CONVICTIONS

During the past five years neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  CIVIL PROCEEDINGS

During the past five years neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of its directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  CITIZENSHIP

The Reporting Person is a Nevada corporation.  Each of its executive officers is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement for the Reporting Person to enter into the Merger Agreement (as defined and described in Item 4) and in consideration thereof, certain holders of Common Shares of the Issuer (the "Securityholders") entered into Voting Agreements (as defined and described in Item 4) with the Reporting Person.  Other than its decision to enter into and be bound by the Merger Agreement, the Reporting Person did not pay any consideration in connection with the execution and delivery of the Voting Agreements.

Item 4.	Purpose of Transaction

On January 10, 2008, the Reporting Person, Sapphire Acquisition Corp. a newly formed Delaware corporation and wholly owned subsidiary of the Reporting Person ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of the Reporting Person (the "Surviving Corporation").  At the effective time of the Merger (the "Effective Time"), the Common Shares owned by the Reporting Person or Merger Sub, if any, and the Common Shares held by the Issuer (as treasury stock or otherwise) will be canceled.  Each other outstanding Common Share, other than the Common Shares owned by any stockholder who is entitled to and who properly exercises dissenters' rights under Delaware law, will be canceled at the Effective Time and converted into the right to receive $12.50 in cash, without interest.  Additionally, all options in respect of Common Shares will be cashed out at the difference, if any, between the strike price and $12.50.  Consummation of the Merger is subject to certain customary conditions, including adoption of the Merger Agreement by the Issuer's stockholders, the receipt of all required regulatory approvals, including from the Florida Office of Insurance Regulation, and the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The description of the Merger Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Reporting Person's Current Report on Form 8-K filed January 10, 2008 and incorporated herein by reference.

In connection with the Merger Agreement, each of the Securityholders entered into a voting and support agreement (the "Voting Agreements") with the Reporting Person, which agreements correspond to an aggregate of 2,627,094 shares of Common Stock, representing approximately 17.2% of the Issuer's outstanding Common Stock.  Pursuant to the Voting Agreements and as more fully described therein, each Securityholder, among other things, unconditionally and irrevocably agreed, at any duly called meeting of the Issuer's stockholders (or any adjournment or postponement thereof), and in any action by written consent of the Issuer's stockholders, to vote all of its Common Shares (a) in favor of the Merger and the approval of the Merger Agreement and the other transactions contemplated thereby (and any actions in furtherance thereof) and (b) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of the Securityholder contained in the Voting Agreement.

Each Securityholder also, among other things, (a) agreed that it shall not, and shall cause its representatives not to, (i) directly or indirectly solicit, initiate, or knowingly encourage or facilitate any inquires or alternative proposals from third parties with respect to the Issuer or any of its subsidiaries (each, an "Acquisition Proposal"), (ii) enter into any agreement with respect to an Acquisition Proposal or (iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal; (b) agreed to certain transfer restrictions with respect to its Common Shares and agreed to hold the its Common Shares free and clear of any liens; (c) granted the Reporting Person and its designees an irrevocable proxy to vote its Common Shares in a manner consistent with the Voting Agreements (subject to the receipt of any required regulatory approvals); and (d) agreed not to seek appraisal or assert any rights of dissent from the Merger.  The Voting Agreements generally terminate upon the termination of the Merger Agreement or October 31, 2009.

The description of the Voting Agreements included in this Item 4 is qualified in its entirety by reference to the full text of the Voting Agreements, copies of which are attached as Exhibits 2, 3, 4 and 5 hereto and incorporated herein by reference.

From and after the completion of the Merger, the directors and officers of the Surviving Corporation shall be appointed by the Reporting Person.  In addition, upon completion of the Merger, the certificate of incorporation and by-laws of the Surviving Corporation will be amended and restated in the manner set forth in the Merger Agreement.

Upon the consummation of the Merger, the Common Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and the Reporting Person will cause them to be deregistered.  In addition, the Reporting Person will cause the Common Shares to be delisted from The Nasdaq Stock Market.

Other than as set forth or contemplated herein, the Reporting Person has no current plan or proposal which relates to, or would result in, any of the events or circumstances enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  The number and percentage of Common Shares to which this Schedule 13D relates is 2,627,094 shares, constituting approximately 17.2% of the 15,290,181 shares of the Issuer outstanding as of January 10, 2008, as set forth in the Merger Agreement.  The Reporting Person is filing this Statement solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.  The Reporting Person hereby disclaims that it constitutes a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with the Securityholders and hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Securityhlders or any of their affiliates.

(b)  Pursuant to the Voting Agreement, the Reporting Person may be deemed to have shared power (with the relevant Securityholders) to vote the 2,627,094 Common Shares referenced in paragraph (a) above.  The Reporting Person hereby disclaims that it constitutes a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with the Securityholders and hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Securityhlders or any of their affiliates.

(c)  Except as set forth or incorporated herein, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of its directors or executive officers has effected any transaction in the Issuer's common stock during the past sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 3, 4 and 5 and Exhibits 1, 2, 3, 4 and 5 are incorporated herein by reference.

Other than the Merger Agreement and the Voting Agreements, to the best of the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Schedule A or between such persons and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as an Exhibit

The following documents are filed as exhibits:

Exhibit Number	Description
1
Agreement and Plan of Merger, dated January 10, 2008, by and among AmCOMP Incorporated, Employers Holdings, Inc. and Sapphire Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Reporting Person's Current Report on Form 8-K filed on January 10, 2008).

2	Voting and Support Agreement, dated January 10, 2008, by and between Employers Holdings, Inc. and Fred R. Lowe.
3	Voting and Support Agreement, dated January 10, 2008, by and between Employers Holdings, Inc. and Sam A. Stephens.
4	Voting and Support Agreement, dated January 10, 2008, by and between Employers Holdings, Inc. and Welsh, Carson, Anderson & Stowe VII, L.P.
5	Voting and Support Agreement, dated January 10, 2008, by and between Employers Holdings, Inc. and WCAS Healthcare Partners, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2008

EMPLOYERS HOLDINGS, INC.

By:	/s/ Lenard T. Ormsby
	Name:	Lenard T. Ormsby
	Title:	Executive Vice President,
Chief Legal Officer and General Counsel

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

Set forth below are the directors and executive officers of the Reporting Person with their present principal occupation.  The business address for each of these individuals is 9790 Gateway Drive, Reno, NV 89521-5906.  Each individual named below is a United States citizen.

DIRECTORS

Name	Title
Robert J. Kolesar	Managing Partner, Kolesar & Leatham, Chtd.
Richard W. Blakey, M.D.	Chairman, Reno Orthopedic Clinic
Douglas D. Dirks	President and Chief Executive Officer, Employers Holdings, Inc.
Valerie R. Glenn	Chief Executive Officer, Rose-Glenn, Inc.
Rose E. McKinney-James	Principal, McKinney-James & Associates
Ronald F. Mosher	Retired
Katherine W. Ong	Director, Hobbs, Ong & Associates, Inc.
Michael D. Rumbolz	Chairman and Chief Executive Officer, Cash Systems, Inc.
John P. Sande, III	Partner, Jones Vargas
Martin J. Welch	Chief Operating Officer, Employers Holdings, Inc.

EXECUTIVE OFFICERS
(who are not directors)

Name	Title
Lenard T. Ormsby	Executive Vice President, General Counsel
William E. Yocke	Executive Vice President, Chief Financial Officer
Ann W. Nelson	Executive Vice President, Corporate & Public Affairs
John P. Nelson	Senior Vice President, Chief Administrative Officer
Teresa Shappell	Senior Vice President, Chief Strategy Officer
T. Hale Johnston	President, Pacific Region
Daniel M. Quezada	President, Strategic Markets Region
George Tway	President, Western Region
Paul I. Ayoub	Senior Vice President, Chief Information Officer
Stephen V. Festa	Senior Vice President, Chief Claims Officer
Jeff J. Gans	Senior Vice President, Chief Underwriting Officer

A-1